Aflac Incorporated 2017 Form 10-K
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

(In thousands)	2017	2016	2015	2014	2013
Fixed charges:
Interest expense(1)	$240,061	$268,342	$289,070	$317,428	$292,637
Interest on investment-type contracts	76,727	71,538	56,721	57,363	54,839
Rental expense deemed interest	507	521	531	629	693
Total fixed charges	$317,295	$340,401	$346,322	$375,420	$348,169
Earnings before income tax(1)	$4,017,854	$4,067,522	$3,862,313	$4,490,604	$4,815,619
Add back:
Total fixed charges	317,295	340,401	346,322	375,420	348,169
Total earnings before income tax and fixed charges	$4,335,149	$4,407,923	$4,208,635	$4,866,024	$5,163,788
Ratio of earnings to fixed charges	13.7x	12.9x	12.2x	13.0x	14.8x
(1)Excludes interest expense on income tax liabilities